



17010056

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8--67341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEI New York, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Broadway, Suite 1303
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Dunn (646) 344-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson Jr., Edward, CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr., Suite 508	West Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEI New York, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Principal

Title



Notary Public 2/28/17

DURRELL A BOAHEN
Notary Public - State of New York
No. 01BO6256980
Qualified in Bronx County
My Commission Expires Mar. 05, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
MEI New York, Inc.
115 Broadway
New York, NY 10005

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of MEI New York, Inc. as of December 31, 2016, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of theses financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material whether due to fraud or error.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MEI New York, Inc. as of December 31, 2016, for the year then ended in conformity with accounting principles generally accepted in the United States.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risks assessments, the audit considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of

expressing an opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.



Edward Richardson Jr., CPA
February 10, 2017

MEI NEW YORK , INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

MEI NEW YORK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash in Bank	$ 33,602
Prepaid expense	4,363
TOTAL ASSETS	$ 37,965

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accrued liabilities	$ 2,368
TOTAL LIABILITIES	2,368
TOTAL LIABILITIES	2,368
STOCKHOLDER'S EQUITY	
Common stock, par value $1, 100 shares authorized, 10 shares issued and outstanding	10
Additional Paid-in Capital	518,918
Retained Earnings	(483,331)
TOTAL STOCKHOLDER'S EQUITY	35,597
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,965

The accompanying notes are an integral part of this statement.

MEI NEW YORK, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

MEI New York, Inc., (the "Company"), was incorporated in Delaware in February 2006 and is a registered broker-dealer. Enlace USA, Inc., (the "Parent") owns 100% of the Common's stock. The Company is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA").

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the company when services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We would record uncertain tax positions in accordance with ASC 740 on the basis of a two step process in which (1) we would determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those positions that would meet the more likely than not recognition threshold, we would recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon settlement with the related tax authority.

Our company is included in the consolidated tax return of Parent. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from Parent. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results. Any difference between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) Parent for tax expense are treated as either dividends or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of Parent would be periodically settled as a capital contribution from Parent to us.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

MEI NEW YORK, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2016

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of Comprehensive Income to report.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. AT December 31, 2016, the Company had net capital of $31,325, which exceeded the minimum requirement of $5,000 by $26,325. The Company's ratio of aggregate indebtedness to net capital was .0727 to 1.

NOTE C – Rule 15c3-3

The Company claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(i). The Company meets the identified provisions in Rule 153-3(k)(2)(i) throughout their most recent fiscal year ended December 31, 2016.

NOTE D – RENT

The amount of rent for fiscal year ended December 31, 2016 was $5,330.

NOTE E- RELATED PARTY TRANSACTIONS

The company has an expense sharing agreement with an affiliate Enlace New York, Inc. that has agreed to pay for expenses incurred that are attributable to the Company for shared employees, office space and overhead. Such expenses are allocated on a reasonable basis, which the Company records monthly as a contribution to capital. These amounts totaled $51.699 for the year ended December 31, 2016.